Mail Stop 4628
                                                           October 5, 2018


Angelo Morini
President
Anutra Corporation
248 Hatteras Avenue
Clermont, FL 34711

       Re:    Anutra Corporation
              Amendment No. 2 to Form 8-K
              Response Dated October 1, 2018
              File No. 0-55740

Dear Mr. Morini:

       We have reviewed your October 1, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.
Unless we note otherwise, our references to prior comments are to comments in our September
24, 2018 letter.

Business and Business Plan, page 3

Effect of Existing or Probable Governmental Regulation, page 8

1. We note your response to prior comment 1 and reissue it in part. In that regard, we note you disclose at page 4 that you offer "additional products derived from the processing of
       [your] micro-fine chia powder into oils, fibers, and protein" and that
Note 1 to your
       financial statements states that Anutra grain products are sold as food and nutritional supplements. We further note that you make various claims regarding your products, such as on the product pages for Anutra Superfood Powder, Anutra Bio Serum, and
       Anutra Whole Body Cleanse. For example, we note that the webpage for Anutra
       Superfood Powder states "[c]linical Studies on Anutra properties show positive results in lowering cholesterol, blood pressure, body inflammation (CPR levels) and blood thinning
       (aspirin effect) and in reducing the risk of heart disease, cancer, diabetes, osteoporosis
 Angelo Morini
Anutra Corporation
October 5, 2018
Page 2

       and more." Similar claims are also included on the Critical Advantages page. The FDA website indicates that all health claims, whether authorized or qualified, require pre-
       market review by the FDA, and that drugs must generally receive pre-market approval by the FDA. In light of the above, please revise your disclosure to specifically explain the basis for your belief that your products are not dietary supplements and subject to pre-
       market review or approval by the FDA.

        You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or Karl Hiller,
Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Krestynick, Staff Attorney, at (202)
551-3056 or Karina Dorin, Staff Attorney, at (202) 551-3763 with any other questions.


                                                            Sincerely,

                                                            /s/ Loan Lauren P.
Nguyen for

                                                            John Reynolds
                                                            Assistant Director
                                                            Office of Natural
Resources

cc:    Jarvis J. Lagman, Esq.
       Cassidy & Associates